U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

Chico’s FAS, Inc.

2.	Name of person relying on exemption:

Spotlight Capital Management, LLC*

Spotlight Capital Partners, L.P.

Spotlight Capital GP, LLC

3.	Address of person relying on exemption:

17 State Street., Suite 300

New York, New York 10004

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

Attached as Exhibit 1 hereto is a press release, dated June 17, 2008, that was issued by Spotlight Capital Management, LLC.

*

Spotlight Capital Management, LLC, serves as the investment manager to Spotlight Capital Partners, L.P. (the “Fund”). Spotlight Capital GP, LLC, which is an affiliate of Spotlight Capital Management, LLC, serves as the general partner of the Fund.